J.H. HARVEY GROCERY STORE CHAIN SELECTS LML

Supermarket Chain Signs with LML to Process

Checks, Credit, Debit and EBT Card transactions for its 45 Store Locations

VANCOUVER, BC, September 4, 2001 - LML Payment Systems Inc. (the "Corporation") (Nasdaq: LMLP) is pleased to announce its subsidiary LML Payment Systems Corp. ("LML") has signed an electronic transaction processing contract with J.H. Harvey & Co. of Nashville, Georgia.

J.H. Harvey & Co. operates a chain of 45 store grocery stores located primarily in the state of Georgia. The transaction processing agreement involves the processing of check authorizations, credit, debit and EBT card transactions through LML's proprietary transaction software REPS (Retail Electronic Payments System). All check transactions will be authorized against LML's national database of checkwriters and subjected to a variety of positive velocity parameters which can be employed on a national, regional or store basis. The Automatic Risk Leveling (ARL) feature of REPS allows clients to select and adjust the check acceptance risk level for each region, store and/or each cash register while monitoring transactions in real-time, allowing for on-the-fly risk level adjustments. Credit, debit and EBT card transactions will be routed to third party processors for settlement.

"We are pleased with this contract," said Corporation President and CEO, Patrick H. Gaines. "REPS provides retailers with information in a form never before available. As a retail payment management tool, we believe REPS is unprecedented. Each store transaction, whether it be a check authorization, check conversion, credit, debit or EBT card transaction, can be viewed by client management in real-time by region, store or individual check-out lane. Individual store and regional store managers have immediate access to the same data and reports providing the ability to make better decisions."

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including Electronic Check Conversion (whereby paper checks are converted into electronic transactions), electronic check verification, electronic check re-presentment (whereby returned paper checks are re-presented for payment electronically), and primary and secondary check collection to supermarkets, grocery stores, multilane retailers, convenience stores and other national, regional and local retailers. We also specialize in providing selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through our flagship transaction processing product REPS (Retail Electronic Payment System). The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system." which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses. Also included in our intellectual property estate is a recently received Notice of Allowance from the United States Patent and Trademark Office for a new patent based upon United States Patent Application Serial No. 09/562,303. The newly allowed patent application describes corporate checks and electronic fund transfers (EFT) and relates to existing U.S. Patent No. 6,164,528 and U.S. Patent No. 5,484,988 (described above).

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS: Patrick H. Gaines

President and CEO Investor Relations

LML Payment Systems Inc. LML Payment Systems Inc.

(604) 689-4440 (800) 888-2260